SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. —)*

NeuMedia, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

562565101

(CUSIP Number)
Paul Schaeffer
4751 Wilshire Boulevard, 3rd Floor
Los Angeles, California 90010
(323) 549 - 4300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.1 3d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Names of Reporting Persons
1		Paul and Judy Schaeffer Living Trust
	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐
2		(b) ☒
3		SEC Use Only
Source of Funds (see instructions)
4		OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Citizenship or Place of Organization
6		California
		Sole Voting Power
Number of	7	0
Shares		Shared Voting Power
Beneficially by	8	1,000,000
Owned by Each		Sole Dispositive Power
Reporting	9	0
Person With		Shared Dispositive Power
	10	1,000,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,000,000
12	Check if the Aggregate Amount in Row (11) Excludes ☐
Certain Shares (see instructions)
13	Percent of Class Represented by Amount in Row (11)
2.3%
14	Type of Reporting Person (see instructions)
OO

Names of Reporting Persons
1		Paul Schaeffer
	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐
2		(b) ☒
3		SEC Use Only
Source of Funds (see instructions)
4		OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Citizenship or Place of Organization
6		United States
		Sole Voting Power
Number of	7	1,400,000 (1)
Shares		Shared Voting Power
Beneficially by	8	1,000,000
Owned by Each		Sole Dispositive Power
Reporting	9	1,400,000 (1)
Person With		Shared Dispositive Power
	10	1,000,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person
2,400,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes ☐
Certain Shares (see instructions)
13	Percent of Class Represented by Amount in Row (11)
5.4%
14	Type of Reporting Person (see instructions)
IN
(1)  Represents 400,000 shares of common stock issuable upon exercise of a stock option and 1,000,000 shares of restricted stock.

CUSIP No. 562565101

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.0001 par value per share, (the “Common Stock”) of NeuMedia, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 4751 Wilshire Boulevard, Third Floor, Los Angeles, CA 90010.

Item 2. Identity and Background

(a)  This Amendment is being filed jointly by (i) the Paul and Judy Schaeffer Living Trust (the “Trust”) and (ii) Paul Schaeffer (together, the “ Reporting Persons ”). The Trust is a trust that has been established by Paul Schaeffer. Paul Schaeffer is a trustee and makes investment and voting decisions for the Trust.

(b)  The address of the Reporting Persons is 4751 Wilshire Blvd., 3rd Floor, Los Angeles, CA 90010.

(c)  Paul Schaeffer is Vice Chairman, Chief Operating Officer and Co-Founder of Mandalay Entertainment, which operates in the motion picture and television industry.  The address of Mandalay Entertainment Group is 4751 Wilshire Blvd., 3rd Floor, Los Angeles, CA 90010.

(d)  The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)  The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)  The Trust was established in California. Paul Schaeffer is a United States citizen.

Although this Schedule 13D is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the (“Exchange Act ”), or otherwise.

Item 3. Source and Amount of Funds or Other Consideration

The securities of the Issuer reported as beneficially owned by the Reporting Persons in this Schedule 13D were issued to the Reporting Persons in consideration of Mr. Schaeffer’s past and future services to the Issuer as director  without the payment of any cash consideration.

The securities were issued pursuant to the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, for transactions by an issuer not involving any public offering.

Item 4. Purpose of Transaction

The information set forth is Item 3 above is incorporated by reference herein.

The Reporting Persons intend to continuously assess the Issuer’s business, financial conditions, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer’s securities. Depending on such assessments, the Reporting Persons may, from time to time, acquire additional securities of the Issuer or may determine to sell or otherwise dispose of all or some of its holdings of the Issuer’s securities.

 The Reporting Persons may also engage in and may plan for their engagement any of the items discussed in clauses (a) through (j) of Item 4 of the instructions to Schedule 13D.  However, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of Directors of the Issuer, nominating or recommending additional candidates to serve as members of the Board of Directors of the Issuer, having discussions with other stockholders and potential nominees to the Board of Directors of the Issuer, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer

(a)  As of the date hereof, the Trust is the beneficial owner of 1,000,000 shares of the Common Stock, representing approximately 2.3% of the Common Stock of the Issuer.

Paul Schaeffer disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by the Trust, except to the extent of his pecuniary interest therein. Mr. Schaeffer directly owns options to purchase 400,000 shares of Common Stock of the Issuer and 1,000,000 shares of restricted Common Stock of the Issuer, which shares vest in full on December 1, 2012 or upon the earlier occurrence of a change of control of the Company, and may not be transferred for one year (or, upon the satisfaction of certain conditions, 18 months) following the vesting date.

The Reporting Persons are the beneficial owners of 2,400,000 shares of Common Stock in the aggregate, representing approximately 5.4% of the Issuer.

The percentages herein were calculated based on the 41,670,746 shares of the Issuer's Common Stock reported by the Issuer to be issued and outstanding as of November 6, 2011 in the Issuer’s latest 10-Q for the fiscal quarter ended September 30, 2011 filed with the Securities and Exchange Commission on November 14, 2011, the 2,000,000 shares of the Issuer’s restricted Common Stock reported by the Issuer as having been issued on December 1, 2011 in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 2, 2011 and otherwise in accordance with paragraphs (c) and (d) of Rule 13d-3 under the Exchange Act.

(b)  Paul Schaeffer, as trustee of the Trust, has the sole power to vote or to direct the vote and dispose or to direct the disposition of 1,000,000 shares of Common Stock of the Issuer held by the Trust. Mr. Schaeffer shall have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 400,000 shares of Common Stock underlying the options granted to Mr. Schaeffer on June 18, 2008 at an exercise price of $2.75 per share, upon their exercise and the 1,000,000 shares of restricted Common Stock issued to Mr. Schaeffer on December 1, 2011.

(c)  The information set forth in Item 3 is incorporated by reference herein.

Except as described above, the Reporting Persons have not engaged in any transactions involving the securities of the Issuer in the past 60 days.

(d) – (e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting persons named in Item 2 hereof and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

99.1  Joint Filing Agreement
99.2  Restricted Stock Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2011.

Paul and Judy Schaeffer Living Trust

/s/ Paul Schaeffer
as Trustee

/s/ Paul Schaeffer
Paul Schaeffer